April 16, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altamira Therapeutics Ltd. (the “Company”)
Registration Statement on Form F-1 (File No. 333-278594)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Time, on April 17, 2024, or as soon as practicable thereafter.

Please call Alex Dinur of Lowenstein Sandler LLP at 973-422-6732 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

ALTAMIRA THERAPEUTICS LTD.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer